                                  FORM 11-K
                                ANNUAL REPORT


                       PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES AND EXCHANGE ACT OF 1934


(Mark One)

             [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES AND EXCHANGE ACT OF 1934


For the fiscal year ended      December 31, 1998
                         -------------------------------------------------------

OR


            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


For the transition period from                    to
                               ------------------    --------------------

Commission file number       1-9733

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

             CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       CASH AMERICA INTERNATIONAL, INC.
                                1600 W. 7th
                            Fort Worth, TX 76102

INFORMATION FURNISHED

1. Audited financial statements and supplemental schedules of the Cash America International, Inc. 401(k) Savings Plan (the "Plan").

2. The written consent of the independent accountants for the Plan, filed as an exhibit to this annual report.



                                  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned member of the Administrative Committee has duly caused this annual report to be signed on behalf of the Cash America International, Inc. 401(k) Savings Plan by the undersigned thereunto duly authorized.

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN


By: /s/ HUGH SIMPSON
    ---------------------------------
    Hugh Simpson
    Cash America International, Inc.
    401(k) Savings Plan Administrative Committee


Date:  June 29, 1999

                        CASH AMERICA INTERNATIONAL, INC.
                             401(k) SAVINGS PLAN
                             FINANCIAL STATEMENTS
                          AND SUPPLEMENTAL SCHEDULES

                              TABLE OF CONTENTS


                                                                                PAGE(S)
Report of Independent Accountants                                                 2

Financial Statements:

         Statements of Net Assets Available for Benefits
                as of December 31, 1998 and 1997                                  3

         Statement of Changes in Net Assets Available for Benefits
               for the Year Ended December 31, 1998                               4

         Notes to Financial Statements                                            5 - 14

Supplemental Schedules:

           I.  Line 27a - Schedule of Assets Held for Investment
                    Purposes as of December 31, 1998                              15

          II.  Line 27d - Schedule of Reportable Transactions -
                    Single Transactions for the Year Ended
                    December 31, 1998                                             16

         III.  Line 27d - Schedule of Reportable Transactions -
                    Series of Transactions for the Year
                    Ended December 31, 1998                                       17



                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Plan Administrator of the
   Cash America International, Inc.
    401(k) Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits as of December 31, 1998 and 1997, Cash America International, Inc. 401(k) Savings Plan (the "Plan"), and the changes in its net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits are performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of the Plan are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



May 5, 1999

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------


                                                                     1998             1997
                                                                 ------------     ------------
Assets

Investments, at fair value:
   Equity mutual funds (cost $3,649,499 and
      $2,663,211 for 1998 and 1997, respectively)                $  3,755,219     $  2,886,306
   Fixed income mutual funds (cost of $1,820,150
      and $1,247,530 for 1998 and 1997, respectively)               1,832,445        1,306,229
   Equity securities (cost of $1,801,317 and
      $1,454,289 for 1998 and 1997, respectively)                   2,821,473        2,207,857
   Participant notes receivable (cost of $528,215
      and $361,984 for 1998 and 1997, respectively)                   528,215          361,984
   Cash and equivalents (cost of $88,742 and
      $70,107 for 1998 and 1997, respectively)                         88,742           70,107
                                                                 ------------     ------------

          Total investments                                         9,026,094        6,832,483

Contributions receivable:
   Participants                                                        55,157          132,779
   Company                                                             19,854           29,300
                                                                 ------------     ------------
          Total assets                                              9,101,105        6,994,562
                                                                 ------------     ------------
             Net assets available for benefits                   $  9,101,105     $  6,994,562
                                                                 ============     ============


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------

Additions to net assets attributed to:
   Dividend income                                               $    412,250
   Interest income                                                     53,787
   Net appreciation in fair value of investments                      327,994
                                                                 ------------

        Total investment income                                       794,031

   Contributions:
      Participants                                                    511,747
      Company                                                       1,619,949
                                                                 ------------

          Total additions                                           2,925,727
                                                                 ------------

Deductions from net assets attributed to:
   Participants' withdrawals                                          709,312
   Administrative expenses                                            109,872
                                                                 ------------

          Total deductions                                            819,184
                                                                 ------------

             Net increase                                           2,106,543

Net assets available for benefits:
   Beginning of year                                                6,994,562
                                                                 ------------

   End of year                                                   $  9,101,105
                                                                 ============


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.       DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         The following brief description of the Cash America International, Inc. 401(k) Savings Plan (the Plan) is provided as general information only. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

         GENERAL

         The Plan is a contributory savings plan available to all full-time employees of Cash America International, Inc. (the Company) who have completed six months of service and have reached 21 years of age, and all part-time employees who have completed one year of service and have reached 21 years of age. Employee contribution to the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code.

         CONTRIBUTIONS

         Participants may contribute a percentage of their annual compensation (up to 22%) to the Plan on a before-tax basis, subject to the Internal Revenue Service's (IRS) limitations, which are adjusted each year to take into account any cost of living increase provided for that year. For 1998 and 1997, the IRS limitation was $10,000 and $9,500, respectively. Contributions designated by the participant are withheld by the employer and remitted directly to the trustee.

         Company matching contributions are made in cash and are allocated among a participant's account in the same percentages to which the employee directs his or her contributions. The Company matches 50% of a participant's contribution on the first 5% of compensation.

         PARTICIPANTS' ACCOUNTS

         Each participant's account is credited with his or her contribution and allocations of (a) the Company's matching contributions and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED
-------------------------------------------------------------------------------

1.       DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,
               CONTINUED:

         INVESTMENT OPTIONS

         A participant may direct contributions in any combination of the following eight investment options:


               o CASH AMERICA INTERNATIONAL, INC. COMMON STOCK FUND - Funds are invested primarily in shares of Cash America International, Inc. common stock. The number of participants in this fund as of December 31, 1998 is 696.

               o STABLE VALUE FUND (SCHWAB RETIREMENT MONEY) - Funds are invested in high quality, short-term debt securities such as bank CDs, highly rated commercial paper, and short-term obligations of, or guaranteed by, the U.S. or Canadian Governments. The number of participants in this fund as of December 31, 1998 is 475.

               o INTERMEDIATE BOND FUND (PIMCO TOTAL RETURN INSTITUTIONAL CLASS) - Funds are invested primarily in debt securities, including U.S. Government securities, corporate bonds, and mortgage-related securities. Funds are also invested in securities denominated in foreign currencies. The number of participants in this fund as of December 31, 1998 is 372.

               o MIXED INVESTMENT FUND (DODGE & COX BALANCED) - Funds are invested primarily in common stock and convertible securities. Funds are also invested in investment-grade fixed income securities. The number of participants in this fund as of December 31, 1998 is 641.

               o BASIC STOCK FUND (T. ROWE PRICE EQUITY INCOME) - Funds are primarily invested in income-producing common stocks. Funds are also invested in fixed-income securities. The number of participants in this fund as of December 31, 1998 is 602.

               o GROWTH STOCK FUND (HARRIS ASSOCIATES INVESTMENT TRUST OAKMARK) - Funds are primarily invested in common stocks and convertible securities, especially those with prices deemed below their long-term value. Funds are also invested in equity or debt securities of foreign companies. The number of participants in this fund as of December 31, 1998 is 595.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED
-------------------------------------------------------------------------------

1.       DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,
              CONTINUED:

               o AGGRESSIVE GROWTH STOCK FUND (BARON ASSET) - Funds are primarily invested in companies with market capitalization between $100 million and $2 billion that have undervalued assets or favorable growth prospects. The number of participants in this fund as of December 31, 1998 is 628.

                    Prior to April 7, 1998, the Aggressive Growth Stock Fund was invested in the AIM Equity Constellation Retail Mutual Fund, which invested in common stock of small- to medium-size emerging growth companies.

               o INTERNATIONAL FUND (BT INVESTMENT INTERNATIONAL EQUITY) - Funds are primarily invested in stocks and debt securities of companies and governments outside the United States. The number of participants in this fund as of December 31, 1998 is 247.


         The allocation of a participant's contributions among investment funds is determined by the participant and may be changed at any time.

         VESTING

         Participants are always 100% vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on the number of years of service as follows:

                                     VESTING SCHEDULE

             YEARS OF SERVICE                      VESTING PERCENTAGE
            ------------------                    --------------------
                Less than 1                                 0%
                     1                                     20%
                     2                                     40%
                     3                                     60%
                     4                                     80%
                 5 or more                                100%

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED
-------------------------------------------------------------------------------

1.      DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,
             CONTINUED:

         PARTICIPANT NOTES RECEIVABLE

         Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to
         (from) the investment fund from (to) the Participant Notes Receivable Fund. Loan terms range from one to five years, except for loans funded for purchase of a principal residence which may be repaid over ten years.

         The loans are collateralized by the balance in the participant's account and bear interest at 1% above the prime rate as published in the Wall Street Journal on the first day of the month in which the loan is funded. Interest rates range from 7.75% to 10% for loans outstanding at December 31, 1998. Principal and interest are paid ratably through monthly payroll deductions. A loan origination fee of $50 is assessed to the borrowing participant by the Plan upon funding of the loan.

         PAYMENT OF BENEFITS

         The vested portion of a participant's account becomes available upon termination of employment, retirement, total and permanent disability, death or upon reaching the age of 59-1/2. All distributions from participant accounts must be paid as a lump sum. In the event of death of the participant, the beneficiary is entitled to receive the lump sum distribution. Hardship withdrawals are permitted if the participant meets the eligibility requirements.

         FORFEITURES

         Forfeitures represent unvested portions of terminated participants' accounts and are used to partially offset recordkeeping, trustee and other administrative expenses of the Plan. Forfeitures for 1998 were approximately $37,000.

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared under the accrual method of accounting.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED
-------------------------------------------------------------------------------

1.       DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,
                CONTINUED:


         INVESTMENT VALUATION AND INCOME RECOGNITION

         The Plan's investments in each investment fund are valued at fair value, using market quotations, where available, and other available information. Participant notes receivable are valued at original loan value less principal repayments, which approximates fair value. The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         PARTICIPANT WITHDRAWALS

         Participant withdrawals are recorded when paid for financial statement purposes. For Form 5500 reporting purposes, participant withdrawals are recorded when processed and approved for payment.

         PLAN ADMINISTRATION

         Expenses related to the Plan are borne by four sources: 1) loan origination fees, 2) forfeitures, 3) the Company, and 4) participants.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.
         Actual results could differ from those estimates.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED
-------------------------------------------------------------------------------

2. INVESTMENTS IN EXCESS OF 5% OF NET ASSETS AVAILABLE FOR BENEFITS:

         Investments that comprised 5% or more of the net assets available for benefits at December 31, 1998 and 1997, were as follows:

                                                                               1998              1997
                                                                           ------------      ------------
  Mutual funds:
        AIM Equity Constellation Retail                                                      $    791,270
        Baron Asset                                                        $  1,159,920
        Dodge & Cox Balanced                                                    876,321           657,562
        Harris Associates Investment Trust Oakmark                            1,054,208           823,135
        Schwab Retirement Money                                                 600,567           443,187
        T. Rowe Price Equity Income                                           1,334,202         1,090,856

  Equity securities:
        Cash America International, Inc. common stock                         2,821,473         2,207,857

These investments are subject to future changes in market prices that may make these financial instruments less valuable and result in a loss

During 1998, appreciation (depreciation) of the Plan's investments was as follows:

            Fixed income mutual funds                                                        $    (25,598)
            Equity mutual funds                                                                   (72,223)
            Equity securities                                                                     425,815
                                                                                             ------------

                  Net appreciation                                                           $    327,994
                                                                                             ============

3.       PLAN TERMINATION

         The Plan has been established with the intention that it will continue and be a permanent plan. However, the Plan may be terminated by resolution of the Company's Board of Directors at any time, subject to the provisions of ERISA. In the event the Plan terminates, the participants will become 100% vested in their accounts.


4.       PARTY-IN-INTEREST TRANSACTIONS:

         Certain plan investments are shares of Cash America International, Inc. Common Stock. Cash America International, Inc. sponsors the plan, therefore these investments qualify as party-in-interest transactions.

         Certain plan investments are shares of mutual funds managed by Charles Schwab Trust Company or their affiliates. This institution serves as trustee to the Plan and, therefore, these investments qualify as party-in-interest transactions.

CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED
-------------------------------------------------------------------------------

5.       FEDERAL INCOME TAX STATUS:

         The Plan obtained a determination letter dated February 12, 1998, from the Internal Revenue Service which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended subsequent to the date of the determination letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements.

6.       FINANCIAL INFORMATION BY INVESTMENT OPTION:

         The following presents the net assets available for benefits as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the year ended December 31, 1998 by investment option:

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED
-------------------------------------------------------------------------------

6.     FINANCIAL INFORMATION BY  INVESTMENT OPTION, CONTINUED:



                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 1998


                                                                             PARTICIPANT-DIRECTED FUNDS
                                      ----------------------------------------------------------------------------------------
                                      CASH AMERICA
                                      INTERNATIONAL,
                                          INC.            STABLE       IMMEDIATE        MIXED          BASIC         GROWTH
                                      COMMON STOCK        VALUE           BOND        INVESTMENT       STOCK          STOCK
                                      -------------     ----------     ----------     ----------     ----------     ----------
Investments at fair value:
   Equity mutual funds                                                                               $1,334,202     $1,054,208
   Fixed income mutual funds                            $  600,567     $  355,557     $  876,321
   Equity securities                  $   2,821,473
   Participant notes receivable
   Cash and cash equivalents                 16,442          3,624          4,846         14,690         12,782         15,612
                                      -------------     ----------     ----------     ----------     ----------     ----------

       Total investments                  2,837,915        604,191        360,403        891,011      1,346,984      1,069,820

Contributions receivable:
   Participants                              10,219          5,234          2,672          7,890          7,276          9,238
   Company                                    3,758          2,021            957          3,046          2,474          3,016
                                      -------------     ----------     ----------     ----------     ----------     ----------

       Total assets                       2,851,892        611,446        364,032        901,947      1,356,734      1,082,074
                                      -------------     ----------     ----------     ----------     ----------     ----------

Net assets available for benefits     $   2,851,892     $  611,446     $  364,032     $  901,947     $1,356,734     $1,082,074
                                      =============     ==========     ==========     ==========     ==========     ==========

                                      PARTICIPANT-DIRECTED FUNDS
                                      ---------------------------

                                      AGGRESSIVE                  PARTICIPANT
                                        GROWTH                       NOTES
                                        STOCK       INTERNATIONAL  RECEIVABLE       TOTAL
                                      ----------    -------------  ----------     ----------
Investments at fair value:
   Equity mutual funds                $1,159,920     $  206,889                    $3,755,219
   Fixed income mutual funds                                                        1,832,445
   Equity securities                                                                2,821,473
   Participant notes receivable                                     $  528,215        528,215
   Cash and cash equivalents              17,340          3,406                        88,742
                                      ----------     ----------     ----------     ----------

       Total investments               1,177,260        210,295        528,215      9,026,094

Contributions receivable:
   Participants                           10,667          1,961                        55,157
   Company                                 3,866            716                        19,854
                                      ----------     ----------     ----------     ----------

       Total assets                    1,191,793        212,972        528,215      9,101,105
                                      ----------     ----------     ----------     ----------

Net assets available for benefits     $1,191,793     $  212,972     $  528,215     $9,101,105
                                      ==========     ==========     ==========     ==========

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED
-------------------------------------------------------------------------------


6.     FINANCIAL INFORMATION BY  INVESTMENT OPTION, CONTINUED:



                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 1997


                                                                                     PARTICIPANT-DIRECTED FUNDS
                                      --------------------------------------------------------------------------------------
                                      CASH AMERICA
                                      INTERNATIONAL,
                                          INC.          STABLE       IMMEDIATE        MIXED          BASIC          GROWTH
                                      COMMON STOCK      VALUE           BOND        INVESTMENT       STOCK          STOCK
                                      -----------     ----------     ----------     ----------     ----------     ----------

Investments at fair value:
   Equity mutual funds                                                                             $1,090,856     $  823,135
   Fixed income mutual funds                          $  443,187     $  205,480     $  657,562
   Equity securities                  $ 2,207,857
   Participant notes receivable
   Cash and cash equivalents               10,979          4,673          4,191         10,296          9,483         13,418
                                      -----------     ----------     ----------     ----------     ----------     ----------

       Total investments                2,218,836        447,860        209,671        667,858      1,100,339        836,553
                                      -----------     ----------     ----------     ----------     ----------     ----------

Contributions receivable:
   Participants                                           11,950          3,983         25,228         31,867         33,195
   Company                                                 2,639            879          5,566          7,031          7,325
                                      -----------     ----------     ----------     ----------     ----------     ----------

       Total assets                     2,218,836        462,449        214,533        698,652      1,139,237        877,073
                                      -----------     ----------     ----------     ----------     ----------     ----------

Net assets available for benefits     $ 2,218,836     $  462,449     $  214,533     $  698,652     $1,139,237     $  877,073
                                      ===========     ==========     ==========     ==========     ==========     ==========


                                      PARTICIPANT-DIRECTED FUNDS
                                      ---------------------------

                                      AGGRESSIVE                      PARTICIPANT
                                        GROWTH                        .  NOTES
                                        STOCK        INTERNATIONAL     RECEIVABLE       TOTAL
                                      ----------     -------------     ----------     ----------

Investments at fair value:
   Equity mutual funds                $  791,270     $     181,045                    $2,886,306
   Fixed income mutual funds                                                           1,306,229
   Equity securities                                                                   2,207,857
   Participant notes receivable                                        $  361,984        361,984
   Cash and cash equivalents              13,971             3,096                        70,107
                                      ----------     -------------     ----------     ----------

       Total investments                 805,241           184,141        361,984      6,832,483
                                      ----------     -------------     ----------     ----------

Contributions receivable:
   Participants                           13,278            13,278                       132,779
   Company                                 2,930             2,930                        29,300
                                      ----------     -------------     ----------     ----------

       Total assets                      821,449           200,349        361,984      6,994,562
                                      ----------     -------------     ----------     ----------

Net assets available for benefits     $  821,449     $     200,349     $  361,984     $6,994,562
                                      ==========     =============     ==========     ==========

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, CONTINUED

-------------------------------------------------------------------------------


6.     FINANCIAL INFORMATION BY  INVESTMENT OPTION, CONTINUED:



        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                         PARTICIPANT-DIRECTED FUNDS
                                              ---------------------------------------------------------------------------------
                                              CASH AMERICA
                                              INTERNATIONAL,
                                                  INC.             STABLE         IMMEDIATE          MIXED           BASIC
                                              COMMON STOCK         VALUE            BOND          INVESTMENT         STOCK
                                              ------------      -----------      -----------      -----------      -----------
Additions to net asses attributed to
   Dividend income                            $      8,913      $    25,576      $    33,846      $    71,425      $    98,824
   Interest income                                      58            9,542              608              678              820
   Net appreciation (depreciation) in
     fair value of investments                     425,815                            (5,589)         (20,009)          10,007
   Participant contributions                       301,756          116,924           99,546          255,904          248,150
   Company contributions                            98,367           52,237           24,228           75,328           67,530
                                              ------------      -----------      -----------      -----------      -----------

       Total additions                             834,909          204,279          152,639          383,326          425,331
                                              ------------      -----------      -----------      -----------      -----------

Deductions from net assets attributed to:
   Participant withdrawals                        (214,890)         (44,194)         (49,220)         (76,348)        (109,862)
   Forfeitures                                     (10,227)          34,815           (2,332)          (5,353)          (3,786)
   Administrative expenses                                         (109,872)
                                              ------------      -----------      -----------      -----------      -----------

       Net increase before transfers
        among funds, net                           609,792           85,028          101,087          301,625          311,683

Fund transfers                                      23,264           63,969           48,412          (98,330)         (94,186)
                                              ------------      -----------      -----------      -----------      -----------

       Net increase                                633,056          148,997          149,499          203,295          217,497

Net assets available for benefits,
   Beginning of year                             2,218,836          462,449          214,533          698,652        1,139,237
                                              ------------      -----------      -----------      -----------      -----------

   End of year                                $  2,851,892      $   611,446      $   364,032      $   901,947      $ 1,356,734
                                              ============      ===========      ===========      ===========      ===========


                                                                     PARTICIPANT-DIRECTED FUNDS
                                              ----------------------------------------------------------------

                                                                AGGRESSIVE                         PARTICIPANT
                                                GROWTH            GROWTH                             NOTES
                                                STOCK             STOCK         INTERNATIONAL      RECEIVABLE          TOTAL
                                              -----------      -----------      -------------      -----------      -----------
Additions to net asses attributed to
   Dividend income                            $   151,802      $       932      $      20,932                       $   412,250
   Interest income                                  2,171              823                 64      $    39,023           53,787
   Net appreciation (depreciation) in
     fair value of investments                   (117,517)          66,550            (31,263)                          327,994
   Participant contributions                      265,736          285,228             46,705                         1,619,949
   Company contributions                           80,049           97,216             16,792                           511,747
                                              -----------      -----------      -------------      -----------      -----------

       Total additions                            382,241          450,749             53,230           39,023        2,925,727
                                              -----------      -----------      -------------      -----------      -----------

Deductions from net assets attributed to:
   Participant withdrawals                       (100,951)         (72,075)           (17,242)         (24,530)        (709,312)
   Forfeitures                                     (7,331)          (5,296)              (490)
   Administrative expenses                                                                                             (109,872)
                                              -----------      -----------      -------------      -----------      -----------

       Net increase before transfers
        among funds, net                          273,959          373,378             35,498           14,493        2,106,543

Fund transfers                                    (68,958)          (3,034)           (22,875)         151,738
                                              -----------      -----------      -------------      -----------      -----------

       Net increase                               205,001          370,344             12,623          166,231        2,106,543

Net assets available for benefits,
   Beginning of year                              877,073          821,449            200,349          361,984        6,994,562
                                              -----------      -----------      -------------      -----------      -----------

   End of year                                $ 1,082,074      $ 1,191,793      $     212,972      $   528,215      $ 9,101,105
                                              ===========      ===========      =============      ===========      ===========

                             SUPPLEMENTAL SCHEDULE I



CASH AMERICA INTERNATIONAL, INC.
401(k) SAVINGS PLAN
LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1998
-------------------------------------------------------------------------------


                                                             SHARES       COST VALUE     FAIR VALUE
                                                           ----------     ----------     ----------
   Baron Asset Funds                                           22,951     $1,076,131     $1,159,920

   Dodge & Cox Balanced Mutual Funds                           13,436        859,581        876,321

   Harris Associates Investment Trust Oakmark
      Mutual Funds                                             29,431      1,096,178      1,054,208

   Pimco Total Return Institutional Class Mutual Funds         33,734        360,002        355,557

*  Schwab Retirement Money Mutual Funds                       600,567        600,567        600,567

   T. Rowe Price Equity Income Mutual Funds                    50,692      1,231,098      1,334,202

   BT Investment International Equity Mutual Funds             24,659        246,092        206,889

   Cash and equivalents                                                       88,742         88,742

*  Cash America International, Inc. common stock              185,776      1,801,317      2,821,473

   Participant Notes Receivable at 7.75% to 10%                              528,215        528,215
                                                           ----------     ----------     ----------

                                                                          $7,887,923     $9,026,094
                                                                          ==========     ==========


* Denotes an investment held by an entity known to be a party-in-interest to the Plan.

                            SUPPLEMENTAL SCHEDULE II

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN

LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS - SINGLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 1998

-------------------------------------------------------------------------------


                                                                                                                 EXPENSE
                                                                                                                 INCURRED
                                                                                   PURCHASE       SELLING          WITH
IDENTITY OF PARTY INVOLVED                   DESCRIPTION OF ASSETS                   PRICE         PRICE       TRANSACTION
--------------------------------  --------------------------------------------    ------------  ------------  -------------

Charles Schwab Trust Company      AIM Equity Constellation Retail Mutual Funds                  $   792,653


Charles Schwab Trust Company      Baron Asset Funds                               $   792,653



                                                                                                  CURRENT
                                                                                                  VALUE OF
                                                                                                  ASSET ON
                                                                                  COST OF       TRANSACTION       NET GAIN
IDENTITY OF PARTY INVOLVED                   DESCRIPTION OF ASSETS                 ASSET            DATE         OR (LOSS)
--------------------------------  --------------------------------------------  -------------  ---------------  -------------

Charles Schwab Trust Company      AIM Equity Constellation Retail Mutual Funds  $    793,767                      $   1,114


Charles Schwab Trust Company      Baron Asset Funds                                  792,653     $   792,653

                            SUPPLEMENTAL SCHEDULE III


CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN
LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS - SERIES OF TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------


                                                                                                                        EXPENSE
                                                                                                                        INCURRED
                                                                                           PURCHASE       SELLING         WITH
IDENTITY OF PARTY INVOLVED                    DESCRIPTION OF ASSETS                         PRICE          PRICE      TRANSACTION
--------------------------------  ----------------------------------------------         -------------  ------------ -------------
Charles Schwab Trust Company      AIM Equity Constellation Retail Mutual Funds
                                    46 purchases                                         $    941,155
                                    41 sales                                                            $   871,138

Charles Schwab Trust Company      Baron Asset Funds
                                    150 purchases                                             400,924
                                    138 sales                                                               200,019

Charles Schwab Trust Company      Dodge & Cox Balanced Mutual Funds
                                    187 purchases                                             501,817
                                    197 sales                                                               254,033

Charles Schwab Trust Company      Harris Associates Investment Trust Oakmark
                                    212 purchases                                             721,736
                                    203 sales                                                               366,282

Charles Schwab Trust Company      Pimco Total Return Institutional Class Mutual Funds
                                    149 purchases                                             272,064
                                    127 sales                                                               114,522

Charles Schwab Trust Company      Schwab Retirement Money Mutual Funds
                                    259 purchases                                             409,387
                                    138 sales                                                               239,863

Charles Schwab Trust Company      T. Rowe Price Equity Income Mutual Funds
                                    188 purchases                                             547,201
                                    218 sales                                                               299,145

Charles Schwab Trust Company      Cash America International, Inc. common stock
                                    93 purchases                                              591,413
                                    57 sales                                                                364,106



                                                                                                        CURRENT
                                                                                                       VALUE OF
                                                                                                       ASSET ON
                                                                                        COST OF       TRANSACTION      NET GAIN
IDENTITY OF PARTY INVOLVED                    DESCRIPTION OF ASSETS                      ASSET           DATE          OR (LOSS)
--------------------------------  ----------------------------------------------      -------------  --------------  ------------
Charles Schwab Trust Company      AIM Equity Constellation Retail Mutual Funds
                                    46 purchases                                      $    941,155   $     941,155
                                    41 sales                                               868,084         871,138   $      3,054

Charles Schwab Trust Company      Baron Asset Funds
                                    150 purchases                                          400,924         400,924
                                    138 sales                                              186,686         200,019         13,333

Charles Schwab Trust Company      Dodge & Cox Balanced Mutual Funds
                                    187 purchases                                          501,817         501,817
                                    197 sales                                              235,946         254,033         18,087

Charles Schwab Trust Company      Harris Associates Investment Trust Oakmark
                                    212 purchases                                          721,736         721,736
                                    203 sales                                              343,885         366,282         22,397

Charles Schwab Trust Company      Pimco Total Return Institutional Class Mutual Funds
                                    149 purchases                                          272,064         272,064
                                    127 sales                                              111,914         114,522          2,608

Charles Schwab Trust Company      Schwab Retirement Money Mutual Funds
                                    259 purchases                                          409,387         409,387
                                    138 sales                                              239,863         239,863

Charles Schwab Trust Company      T. Rowe Price Equity Income Mutual Funds
                                    188 purchases                                          547,201         547,201
                                    218 sales                                              283,855         299,145         15,290

Charles Schwab Trust Company      Cash America International, Inc. common stock
                                    93 purchases                                           591,413         591,413
                                    57 sales                                               238,000         364,106        126,106

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                       DESCRIPTION
-------                      -----------

  23                Consent of PricewaterhouseCoopers LLP